Filed by SUPERBAC PubCo Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XPAC Acquisition Corp.

Commission File No.: 001-40686

Date: June 2, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

May 26, 2022

XPAC ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 West 46th Street, 30th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 664-0501

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	XPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XPAX	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	XPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Shareholder Joinder Agreements

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2022, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”) entered into a Business Combination Agreement on April 25, 2022 (the “Business Combination Agreement”) with (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iii) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (iv) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”), pursuant to which XPAC agreed to combine with SuperBac in a series of transactions that would result in PubCo becoming a publicly traded company and listed on the Nasdaq, with PubCo indirectly owning no less than ninety-five percent (95%) of the equity interests in SuperBac (on a fully-diluted basis).

Lock-up Joinder Agreement

As contemplated by the Business Combination Agreement, and as previously disclosed in XPAC’s Current Report on Form 8-K filed with the SEC on April 25, 2022, certain SuperBac shareholders entered into a lock-up agreement on April 25, 2022 (the “Lock-up Agreement”).

On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Lock-up Joinder Agreement”) with XPAC, by which such SuperBac shareholder agreed to be bound by the provisions of the Lock-Up Agreement applicable to an Equity Holder (as defined in the Lock-up Agreement), which would subject such SuperBac shareholder to a lock-up period of six months from closing of the business combination. The form of Lock-up Joinder Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the Lock-up Joinder Agreement is qualified in its entirety by reference thereto.

Investment Agreement Joinder

As contemplated by the Business Combination Agreement, and as previously contemplated in XPAC’s Current Report on Form 8-K filed with the SEC on April 25, 2022, SuperBac and certain SuperBac shareholders entered into an investment agreement on April 26, 2022 (the “Investment Agreement”), pursuant to which, among other things, (i) all such shareholders of SuperBac other than the Founder have agreed to, directly or indirectly, contribute their SuperBac shares into an exempted company incorporated with limited liability in the Cayman Islands to be formed by SuperBac (“Newco”) in exchange for newly issued Class A ordinary shares of Newco, and (ii) the Founder has agreed to, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued Class B ordinary shares of Newco, in each case, as and to the extent contemplated by the Investment Agreement

On May 26, 2022, one additional SuperBac shareholder holding approximately 0.4% of the outstanding share capital of SuperBac entered into a joinder agreement (the “Investment Agreement Joinder”) with SuperBac, and XPAC, by which such SuperBac shareholder agreed to become a party, to be bound by, and to comply with the Investment Agreement as an Equity Holder in the same manner as if he was an original signatory to the Investment Agreement. The form of Investment Agreement Joinder is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the Investment Agreement Joinder is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of XPAC under Securities Act of 1933, as amended, or under the Exchange Act, regardless of any general incorporation language in such filings.

SuperBac is required by applicable law to file the minutes of the SuperBac May 2022 General Meeting (as defined below) with the Board of Trade of the State of São Paulo (the “Board of Trade”). In due course, the Board of Trade is expected to publish the minutes of the SuperBac May 2020 General Meeting in the original Portuguese language, and an English translation of such minutes is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 8.01 Other Events.

Consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”) is subject to customary closing conditions. One of such conditions was satisfied on May 12, 2022, when SuperBac held an extraordinary general meeting of shareholders (the “SuperBac May 2022 General Meeting”), in which SuperBac’s shareholders voted on the following proposals, each of which was unanimously approved: (i) the adoption of the Business Combination Agreement, of other Transaction documents to which SuperBac is a party and the consummation of the Transactions contemplated by the Business Combination Agreement, and (ii) the execution, by SuperBac, of amendments to certain stock option agreements previously approved by SuperBac's board of directors on August 25, 2021.

For the avoidance of doubt, the Business Combination Agreement also contains other closing conditions, including the approval of other matters by the shareholders of SuperBac, which remain to be satisfied in due course.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of XPAC for their consideration. It is expected that PubCo will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC within two months from the date of the Business Combination Agreement. The Registration Statement will include preliminary and definitive proxy statements to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, XPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. XPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about XPAC, SuperBac and PubCo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPAC, SuperBac, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed business combination will be set forth in XPAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about XPAC’s directors and executive officers and their respective interests in XPAC in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S-1 (Reg No. 333-256097), filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “predict”, “should”, “would”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding XPAC’s, SuperBac’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to product development, commercialization, commercial models, business growth and expansion, as well as discussion of SuperBac’s business plan in general, potential benefits of the transaction, potential financings to be obtained by SuperBac in the ordinary course of business or any equity or debt financings to be obtained in connection with the business combination and the satisfaction of conditions to closing of the business combination, including the Minimum Cash Condition. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of XPAC’s, SuperBac’s and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of XPAC, SuperBac and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Prospectus, and XPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2021, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XPAC, SuperBac and PubCo do not presently know or that XPAC, SuperBac, and PubCo do not currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPAC’s, SuperBac’s, and PubCo’s expectations, plans or forecasts of future events and views as of the date of this communication. XPAC, SuperBac, and PubCo anticipate that subsequent events and developments will cause XPAC’s, SuperBac’s, and PubCo’s assessments to change. However, while XPAC, SuperBac and PubCo may elect to update these forward-looking statements at some point in the future, XPAC, SuperBac and PubCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPAC’s, SuperBac’s or PubCo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
10.1	Form of Lock-up Joinder Agreement
10.2	Form of Investment Agreement Joinder
99.1	Form of the Minutes of SuperBac’s General Meeting, dated as of May 12, 2022 (English translation)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2022

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Chu Chiu Kong
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

FORM OF JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is made as of [●], by [●] (“Joining Equity Holder”), pursuant to, and in accordance with, the Lock-Up Agreement dated as of April 25, 2022, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iv) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and (v) each of the Equity Holders named therein (the “Lock-Up Agreement”). This document shall constitute a Joinder under Section 5 of the Lock-Up Agreement. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Lock-Up Agreement.

RECITALS

WHEREAS, concurrently with the execution of the Lock-Up Agreement, PubCo, XPAC and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, in connection with the Business Combination Agreement, the Parties entered into the Lock-Up Agreement, pursuant to which the Lock-Up Securities became subject to limitations on transfer and disposition as set forth therein; and

WHEREAS, the Joining Equity Holder shall enter into this Agreement pursuant to Section 5 of the Lock-Up Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.        Agreements of the Joining Equity Holder.

The Joining Equity Holder hereby agrees to be bound by the provisions of the Lock-Up Agreement applicable to an Equity Holder. Accordingly, any reference in the Lock-Up Agreement to a covenant, agreement or obligation of an Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Joining Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation).

2.        Termination.

This Agreement shall automatically terminate, without any action on the part of any Party, upon termination of the Lock-Up Agreement in accordance with the terms of the Lock-Up Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 6 of the Lock-Up Agreement.

3.       Notices to Joining Equity Holder.

All general notices, demands or other communications required or permitted to be given or made to the Joining Equity Holder hereunder or under the Lock-Up Agreement shall comply with the terms of Section 10 of the Lock-Up Agreement and be addressed and sent to the numbers, e-mails and addresses indicated in the Joining Equity Holder’s signature page hereto.

4. Miscellaneous.

The parties hereto hereby agree to incorporate by reference Section 11 of the Lock-Up Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

XPAC ACQUISITION CORP.

By:
Name: [●]
Title: [●]

[Signature Page to Joinder to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

JOINING EQUITY HOLDER:

[●]

Address for notices:

[●]

Exhibit 10.2

FORM OF JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is made as of [●], by [●] (“Joining Equity Holder”), pursuant to, and in accordance with, the Investment Agreement dated as of April 26, 2022 ("Investment Agreement"), by and among SuperBac Biotechnology Solutions S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (the “Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the parties listed on Schedule A to the Investment Agreement as the holder of Equity Interests (as defined in the Investment Agreement), and as intervening parties, each of the parties listed on Schedule A to the Investment Agreement as the holder of Options (as defined in the Investment Agreement). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Investment Agreement.

RECITALS

WHEREAS, prior to the execution of the Investment Agreement, XPAC, the Company and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, on the business day following the execution and delivery of the Business Combination Agreement, the Parties entered into the Investment Agreement pursuant to which, among other things, the Parties agreed to, directly or indirectly, contribute their Contributable Equity Interests shares into Newco in exchange for newly issued Newco Shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a direct subsidiary of Newco in which Newco owns at least ninety-five percent (95%) of the Company Shares then outstanding (on a fully diluted basis); and

WHEREAS, the Joining Equity Holder wishes to become a party to, to be bound by, and to comply with the Investment Agreement as an Equity Holder thereunder in the same manner as if the Joining Equity Holder were an original signatory to the Investment Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.        Agreements of the Joining Equity Holder.

The Joining Equity Holder hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Investment Agreement applicable to an Equity Holder thereunder in the same manner as if the Joining Equity Holder were an original signatory to the Investment Agreement. Accordingly, (i) any reference in the Investment Agreement to a covenant, agreement or obligation of an Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Joining Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation), (ii) any resulting reference in the Investment Agreement to such Joining Equity Holder’s Equity Interests shall constitute a reference to the shares of common or preferred stock of the Company listed next to the Joining Equity Holder’s name on Schedule A hereto, and (iii) any resulting reference in the Investment Agreement to such Joining Equity Holder’s Newco Shares shall constitute a reference to the Newco Class A Shares set forth next to the Joining Equity Holder’s name on Schedule B hereto.

2.        Representations and Warranties.

The Joining Equity Holder hereby makes the representations and warranties set forth in Article II to the Investment Agreement to the Company and XPAC, as of the date hereof.

3.        Termination.

This Agreement shall automatically terminate, without any action on the part of any Party, upon termination of the Investment Agreement in accordance with the terms of the Investment Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 4.7 of the Investment Agreement.

4.       Notices to Joining Equity Holder.

All general notices, demands or other communications required or permitted to be given or made to the Joining Equity Holder hereunder or under the Investment Agreement shall comply with the terms of Section 4.1 of the Investment Agreement and be addressed and sent to the numbers, e-mails and addresses indicated in the Joining Equity Holder’s signature page hereto.

5. Miscellaneous.

The parties hereto hereby agree to incorporate by reference Article IV of the Investment Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:
Name:	[●]
Title:	[●]

[Signature Pages to Joinder to Investment Agreement]

XPAC ACQUISITION CORP.

By:
Name:	[●]
Title:	[●]

[Signature Pages to Joinder to Investment Agreement]

JOINING EQUITY HOLDER:

[●]

Address for notices:

[●]

[Signature Pages to Joinder to Investment Agreement]

Schedule A

Equity Interests and Options

Individual	Ordinary Shares	Class A Preferred Shares	Class B Preferred Shares	Class C Preferred Shares (each mandatorily convertible into Ordinary Shares on a one-for-one basis upon a conversion event)	Class D Preferred Shares (each mandatorily redeemable upon a conversion event for BRL 97,350.45 in Cash)	Number of Company Shares issuable upon exercise of Company Warrants	September 2021 ESOP		April 2021 ESOP
							Vested Options (Convertible into Class B Shares)	Unvested Options (Convertible into Class B Preferred Shares)	Vested Options (Convertible into Class A Preferred Shares)	Unvested Options (Convertible into Class A Preferred Shares)
[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]

A-1

Schedule B

Newco Shares

Beneficial Owner	Newco Class A Shares	Newco Class B Shares
[●]	[●]	-

B-1

Exhibit 99.1

Unofficial English language free translation of the Portuguese language original

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

CNPJ No. 00.657.661/0001-94

NIRE 35.300.340.604

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON MAY 12, 2022

1             DATE, TIME AND PLACE: On May 12, 2022, at 8:30 A.M., at the headquarters of Superbac Biotechnology Solutions S.A., located in the city of Cotia, State of São Paulo, at Rua Santa Mônica, nº 1.025, Parque Industrial San José, CEP 06715-865 (“Company”).

2             CALL NOTICE: Call notice published in the newspaper Folha de São Paulo, printed and in digital, in the editions of 26 (pages A20), 27 (pages A20) and 28 (pages A23)] of May 2022, as well as by sending personal letters to shareholders, as provided for in article 8 of the Company's bylaws.

3             TABLE: The shareholders present chose, unanimously and without reservations, Mr. Luiz Augusto Chacon de Freitas Filho to act as Chairman of the Meeting, who invited Mrs. Claudinéia Barbosa dos Santos to act as secretary.

4             ATTENDANCE: The shareholders representing 93,26% of the Company's capital stock were present, according to the signatures affixed in the Shareholders' Attendance Book.

5             AGENDA: Resolve and discuss the proposals of the Company's management regarding:

(i)	the execution, by the Company, of a Business Combination Agreement and other related agreements; and

(ii)	the execution, by the Company, of amendments to certain stock option agreements previously approved by the Company's Board of Directors' Meeting of August 25, 2021.

6             RESOLUTIONS: After analyzing and discussing the matters on the agenda, the shareholders, by unanimous vote and without any reservations or restrictions, except for the matters in which Mr. Luiz Augusto Chacon de Freitas Filho formally declared himself prevented as well as the voting abstention in relation to all matters regarding the shareholder FIPECq – Fundação de Previdência Complementar dos Empregados ou Servidores da Finep do Ipea, Cnpq, Inpe e Inpa, , as detailed below, approved the following resolutions:

6.1         To draw up referred to in this meeting in summary form, pursuant to article 130, paragraph 1, of Law No. 6.404/76, as amended (“Brazilian Corporations Law”).

6.2         The management's proposal for a corporate reorganization through the Company's business combination with XPAC Acquisition Corp., a corporation duly organized and validly existing under the laws of the Cayman Islands (“XPAC”), which, if and after the terms and conditions contained in the Business Combination Agreement and other related agreements are met, will result in Superbac PubCo (as defined below) as a publicly-held company at NASDAQ and the Company as a wholly-owned subsidiary of Superbac PubCo. For this, the following steps, all interdependent, must be fulfilled, among others:

(a) the conversion of all 43,205,569 class "C" preferred shares issued by the Company into 43,205,569 new ordinary shares, registered and without par value, issued by the Company, due to the occurrence of a Conversion Event, as authorized by paragraph four of article 5 of the Company's bylaws ("Conversion");

(b) the contribution of all ordinary shares (including all 43,205,569 new ordinary shares resulting from the conversion of class “C” preferred shares issued by the Company, as resolved in item (a) above), held directly by shareholders holding shares representing at least 95% (ninety-five percent) of their capital stock, (on a fully diluted basis), or, as the case may be, by companies to be constituted by such shareholders and used by them as a vehicle for participation in the Company, to a corporation duly incorporated and validly existing under the laws of Cayman (“Newco”), and NewCo will ultimately be the sole shareholder of the Company (“Contribution”);

(c) as a subsequent and interdependent act of the Contribution, the acquisition of XPAC by BAC1 Holdings Inc., a corporation duly organized and validly existing under the laws of the Cayman Islands (“BAC1”), BAC1 being the surviving entity (“BAC1 Acquisition”);

(d) after the BAC1 Acquisition and as a subsequent and interdependent act of the BAC1 Acquisition, the Acquisition of BAC 2 Holdings Inc., a corporation duly incorporated and validly existing under the laws of the Cayman Islands (“BAC2”) by NewCo, NewCo being the surviving entity (“NewCo Acquisition”, together with the Contribution, the BAC 1 Acquisition, the “B usiness Combination Agreement” and the other documents related thereto, the “Business Combination”), with BAC 1, NewCo and the Company (the latter indirectly through NewCo) becoming wholly-owned subsidiaries of SUPERBAC PubCo Holdings Inc., a corporation duly incorporated and validly existing under the laws of the Cayman Islands (“Superbac PubCo”);

(e) the Company's capital increase, through the issuance of new nominative ordinary shares with no par value, which will be fully subscribed and paid in by Newco, in national currency, of which a portion will be allocated to the constitution of capital reserve;

(f) the redemption of all class "D" preferred shares of the Company, in view of the occurrence of a liquidity event, as defined in par. 6 of art. 5, of the Company's bylaws, for the amount of BRL 97,350.45, adjusted by the variation of the Interbank Deposit Certificate - CDI, from November 30, 2021 to the date of the occurrence of the liquidity event referred to in this item;

(g) the forgiveness of the Debt, as defined in the Term of Agreement signed on December 22, 2021 between Luiz Augusto Chacon de Freitas Filho and the Company, with the intervention and consent of Fourbac Participações S.A., SB Participações S.A., Sommerville Investments B.V., Orjen Investments Pte. Ltd., Bio-Gênesis Participações S.A. and Superbac Indústria e Comércio de Fertilizantes S.A. (“Term of Agreement”), contracted by Mr. Luiz Augusto Chacon de Freitas , shareholder and member of this Board of Directors, embodied in the loan agreement entered into with the Company on April 28, 2018 ("Chacon Loan Agreement"), in the total amount of BRL 5,300,000.00, adjusted by 100% of the CDI, pro rata temporis, plus interest and charges, as defined in the Chacon Loan Agreement, due to the occurrence of a Liquidity Event, as defined in item 1.1.2 of the Term of Agreement, and the execution of the corresponding term of termination and discharge of the Chacon Loan Agreement; and

(h) payment to Mr. Luiz Augusto Chacon de Freitas, shareholder and member of the Board of Directors, of the Premium, as defined in item 1.1.2 of the Term of Agreement, within the period provided for in item 1.2 of said Term of Agreement, in the total amount of BRL 2,452,205.26, adjusted by 100% of the CDI, pro rata temporis, since December 2021.

6.2.1       Mr. Luiz Augusto Chacon de Freitas Filho declared himself formally prevented from deliberating and voting on the matters discussed in items (f) and (g) above, for being in conflict of interest, in strict compliance with the provisions of article 156 of Law No. 6.404, of December 15, 1976.

6.3 The ratification of the execution, by the Company and other parties, of the Business Combination Agreement and all other contracts related to the Business Combination (as defined above).

6.4.       The execution, by the Company, of the 1st Amendment to the Stock Option Agreement entered into between the Company and Giuliano Pauli on November 8, 2021 (“Giuliano Option Agreement”) and the 1st Amendment to the Stock Option Agreement entered into between the Company and Mozart Soares Fogaça Junior on November 8, 2021 (“Mozart Option Agreement” and, together with Giuliano Option Agreement, the “Option Agreements”), in order to include in said Option Agreements (x) the conversion of the Option Exercise Price (as defined in the Option Agreements) and the Payment of the Exercise Price (as defined in the Option Agreements) to the US dollar, using the PTAX conversion rate published by the Central Bank of Brazil, under the terms provided for in Clause 2.4 of the Business Combination Agreement and; (y) the hypothesis of the opening of capital of a parent company, directly or indirectly, as a liquidity event subject to the anticipation of the right to exercise the option.

6.5.       To authorize the Company's management to perform any act and sign all documents that may be necessary for the execution of the resolutions taken at this meeting.

7             CLOSING: There being no further business to discuss, these minutes were drawn up, read, approved and signed by those present.

8             SIGNATURES: Table: Chairman: Luiz Augusto Chacon de Freitas Filho; Secretary: Claudinéia Barbosa dos Santos. Shareholders present: Bio-Gênesis Participações S.A. ( By Luiz Augusto Chacon de Freitas Filho – Chief Executive Officer); SB Participações S.A. ( By Luiz Augusto Chacon de Freitas Filho – Chief Executive Officer); Luiz Augusto Chacon de Freitas Filho; Sommerville Investments B.V. (By Bruno de Luca Zanatta – Attorney-in-Fact); Orjen Investments PTE. LTD. (By Fact Bruno de Luca Zanatta – Attorney-in-Fact); Morungaba Participações Ltda. (By Pedro Henrique S. de Oliveira – Attorney-in-Fact); Fourbac Participações S.A. ( By Mônica Figueiredo de Camargo Arruda – Attorney-in-Fact); André Jafferian Neto (By Luiz Augusto Chacon de Freitas Filho – Attorney-in-Fact), Daniel Citron (By Luiz Augusto Chacon de Freitas Filho – Attorney-in-Fact) and FIPECq – Fundação de Previdência Complementar dos Empregados ou Servidores da Finep, do Ipea, do Cnpq, do Inpe e do Inpa (By Claudinei Perez – Attorney-in-Fact).

I certify that these minutes match the original drawn up in the proper book.

[Signature page of the Minutes of the Extraordinary General Meeting of Superbac Biotechnology Solutions S.A., held on May 12, 2022 at 8:30 A.M.]

Board Authentication:

/s/ Luiz Augusto Chacon de Freitas Filho	/s/ Claudinéia Barbosa dos Santos
Luiz Augusto Chacon de Freitas Filho Chairman	Claudinéia Barbosa dos Santos Secretary

Shareholders:

/s/ Luiz Augusto Chacon de Freitas Filho	/s/ Luiz Augusto Chacon de Freitas Filho
Bio-Gênesis Participações S.A. By: Luiz Augusto Chacon de Freitas Filho	SB Participações S.A. By: Luiz Augusto Chacon de Freitas Filho

/s/ Luiz Augusto Chacon de Freitas Filho	/s/ Bruno de Luca Zanatta
Luiz Augusto Chacon de Freitas Filho	Sommerville Investments B.V. By: Bruno de Luca Zanatta

/s/ Bruno de Luca Zanatta	/s/ Pedro Henrique S. de Oliveira
Orjen Investments PTE. LTD. By: Bruno de Luca Zanatta	Morungaba Participações Ltda. By: Pedro Henrique S. de Oliveira

/s/ Monica Figueiredo de Camargo Arruda	/s/ Luiz Augusto Chacon de Freitas Filho
Fourbac Participações S.A. By: Monica Figueiredo de Camargo Arruda	André Jafferian Neto By: Luiz Augusto Chacon de Freitas Filho

/s/ Luiz Augusto Chacon de Freitas Filho	/s/ Claudinei Perez
Daniel Citron By: Luiz Augusto Chacon de Freitas Filho	FIPECq – Fundação de Previdência Complementar dos Empregados ou Servidores da Finep, do Ipea, do Cnpq, do Inpe e do Inpa By: Claudinei Perez

ANNEX I

To the Minutes of the Extraordinary General Meeting of Superbac Biotechnology Solutions S.A.,

held on May 12, 2022

1st AMENDMENT TO THE OPTION AGREEMENT TO PURCHASE SHARES OF SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A. (Mozart)

ANNEX II

To the Minutes of the Extraordinary General Meeting of Superbac Biotechnology Solutions S.A.,

held on May 12, 2022

1st AMENDMENT TO THE OPTION AGREEMENT TO PURCHASE SHARES OF SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A. (Giuliano)